FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

(1)	Press Release, “Dr. Reddy’s moves into the heart of the U.S. Pharmaceutical Industry,” May 3, 2004.

(2)	Press Release, “Dr. Reddy’s acquires access to Drug Delivery Technology Platforms in the Dermatology Segment — Marks Company’s foray into the $6 billion niche dermatology segment in the US—,” May 6, 2004.

(3)	Notice To Stock Exchange, “Norfloxacin Litigation Update; Disclosure under Clause 36(5) of the Listing Agreement,” May 11, 2004.

(4)	Press Release, “Dr. Reddy’s wins prestigious WorldStar award for Omez® pack from World Packaging Organization,” May 14, 2004.

(5)	Notice To Stock Exchange, “Notice of the Board Meeting under Clause 41 of the Listing Agreement,” May 14, 2004.

(6)	Press Release, “Dr. Reddy’s FY04 revenue at Rs. 20,081 million; Net income at Rs. 2,474 million,” May 28, 2004.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s moves into the heart of the U.S. Pharmaceutical Industry

Bridgewater, New Jersey, USA & Hyderabad, India, May 3, 2004:

Dr. Reddy’s Laboratories has shifted its North American headquarters from its old home office in Upper Saddle River in New Jersey to more modern facilities in the Somerset Corporate Center at Bridgewater in central New Jersey. New Jersey is often referred to as the medicine chest of the pharmaceutical industry and Bridgewater is at the center of this medicine chest. Merck’s global headquarters are down the road a short distance in Whitehouse Station. Aventis’ North American headquarters for commercial operations are located in two buildings in the same Somerset Corporate Center. Johnson & Johnson’s headquarters are close by in New Brunswick. Schering, Novartis and Bristol-Myers Squibb are a half hour drive away. A number of generic companies including Biovail, Sandoz (Novartis), Watson and Ranbaxy are also nearby. Besides space, the move was prompted by sound competitive strategy. GV Prasad, CEO, Dr. Reddy’s says, “We are committed to making the investments needed to pursue our objective of establishing a leading presence in the North American market. This move will help us consolidate on the commercial gains we have made in this market over the last few years”.

“Given our strategy and growing presence in generic and specialty pharmaceuticals, it made sense to be in the heartland of the pharmaceutical industry — which is Central New Jersey,” says Dr. Dennis Langer, President, North America Operations, Dr. Reddy’s.

The relocation follows a period of sustained growth for the company’s business in North America. An added advantage is the fact that all 45 of the existing employees live in the proximity of the new office.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Pratap Antony at pratapa@drreddys.com or on +91-40-55511634.

Investors and Financial Analysts: Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s acquires access to Drug Delivery Technology Platforms in the Dermatology Segment—Marks Company’s foray into the $6 billion niche dermatology segment in the US—

Hyderabad, India, May 6, 2004:

Dr. Reddy’s Laboratories (NYSE: RDY) today announced that the Company has acquired Trigenesis Therapeutics, Inc., a US based privately owned dermatology Company. This acquisition provides Dr. Reddy’s with access to certain products and proprietary drug delivery technology platforms for developing a pipeline of differentiated drugs in the dermatology segment. The total investment outlay is US$ 11 million.

Dr. Reddy’s will make additional contractual payments during the course of development of the products and technology platforms and royalties on sales to Skye Pharma plc and SilvaFoam LLC pursuant to existing Trigenesis agreements.

Commenting on the acquisition, GV Prasad, CEO of Dr. Reddy’s Laboratories, said, “We are excited about this acquisition and see it as an important element of our overall corporate strategy in facilitating our transition into a specialty pharmaceutical Company focused on the US market. This deal provides us an exciting opportunity to apply various proprietary drug delivery technologies in creating a pipeline of differentiated drugs that will broaden the range of available treatment options and establish Dr. Reddy’s in the prescription dermatology segment.”

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media:
R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Pratap Antony at pratapa@drreddys.com or on +91-40-55511634.

Investors and Financial Analysts:

Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

Notes to the Editor:

> US Dermatology Market Overview

The prescription dermatology product market in the United States was estimated to be US$6 billion in 2002, with the global market in 2003 worth US$8 billion. The global total includes US$2.5 billion for products to treat dermatitis and psoriasis, and the remainder being divided amongst other miscellaneous minor indications. In the US, various dermatological diseases affect about 50 million Americans and acne, dermatitis, fungal, and psoriasis represent the largest segments. Sales of dermatological products are estimated to grow at 5% to 10% per annum. These products, typically in topical and oral form, are developed and manufactured by a fragmented marketplace of companies and prescribed (in the US) by a relatively small base of under 10,000 dermatologists.

> Details on Trigenesis

Trigenesis Therapeutics, Inc. is a privately owned US company focused on the dermatology area. It is a drug development Company that has acquired worldwide rights and limited territorial licenses to certain products and worldwide licenses to certain proprietary drug delivery technologies for application in the treatment of dermatological diseases and disorders.

> Details on SkyePharma

SkyePharma PLC, based in London, uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company’s proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilization capabilities.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Notice To Stock Exchange on May 11, 2004

Sub: Norfloxacin Litigation Update; Disclosure under Clause 36(5) of the Listing Agreement.

Dr. Reddy’s manufactures and markets Norfloxacin API and finished dosage under the brand name of Norilet in India and certain international markets. In 1995, the Government of India notified this product as a “specified product” and fixed the maximum selling price for the product in India

In response, the Company filed two writ petitions with the Hon’ble High Court of Andhra Pradesh, Hyderabad. In 1996 the Hon’ble High Court of Andhra Pradesh, Hyderabad suspended the price notifications pending disposal of the petition.

The Hon’ble High Court of Andhra Pradesh, Hyderabad has now issued a common order dismissing the above two writ petitions. While dismissing the writ petitions, Hon’ble High Court has given option to Company to file a review petition in the same court. Hence Company has filed a review petition requesting for review of the order in Hon’ble High Court of Andhra Pradesh, Hyderabad.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s wins prestigious WorldStar award for Omez® pack from World Packaging Organization

Hyderabad, India, May 14, 2004:

Dr. Reddy’s Laboratories has been awarded the prestigious ‘WorldStar 2003 Award’ from the ‘World Packaging Organization’, for the Anti-counterfeit packaging design for Omez® capsules. Omez® (omeprazole) is one of Dr. Reddy’s leading pharmaceutical brands and is marketed in India and in other countries such as Russia.

The WorldStar 2003 awards ceremony was held on May 13, 2004 at Basel, Switzerland. This year, Dr. Reddy’s was the only pharmaceutical company to get an award for anticounterfeit features.

Mr Satish Reddy, Managing Director & Chief Operating Officer, Dr. Reddy’s said, “It is a significant achievement for us in our effort to ensure the availability of safe and high quality medicines. Counterfeit medicine put the lives of millions of patients at risk. Innovative packaging such as this will help to contain this problem thus saving the health and life of patients.”

The Omez® capsules pack is exclusive with combination of many overt and covert anti-counterfeit features, making the pack difficult to copy. The Omez® pack addresses counterfeiting problems through these unique features. Primary pack features include: (1) embossing of the brand name, (2) ink jet coding of batch details and (3) circular printing on capsule shells. Secondary Pack features include: (1) using ‘macromedia freehand’ developed unique invisible matrix containing a photo graph on the side panel and brand name ‘OMEZ’ in the gray band on the front panel of carton which can be seen only with a matching film screen (HYSEP) and cannot be scanned or photo copied and (2) Coin reactive printing.

The judges met in October 2003 at Cairo, Egypt, representing the member packaging institutes of the World Packaging Organisation, the International Packaging Press Organisation and the International Association of Packaging Research Institutes. WorldStars are presented only to those packages which, having already won recognition in a national competition, are compared by an expert panel of judges to similar packages from around the world. In the 2003 WorldStar, packages from 34 countries were judged and 143 packages were awarded prizes. The World Packaging Organisation instituted these awards in 1970. Last year, the company’s ‘promotional pack of NiseTM ‘ was selected for the WorldStar 2002 award for design excellence.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Pratap Antony at pratapa@drreddys.com or on +91-40-55511634.

Investors and Financial Analysts: Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Notice of the Board Meeting under Clause 41 of the Listing Agreement

May 14, 2004: The Board of Directors of the Company is scheduled to meet on May 28, 2004, to inter alia, discuss and take on record the Audited Financial Results of the Company for the year ended March 31, 2004 and recommend the dividend for the year 2003-2004.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s FY04 revenue at Rs. 20,081 million; Net income at Rs. 2,474 million

Hyderabaad, India, May 28, 2004:

Dr. Reddy’s Laboratories Ltd. today announced its audited financial results for the full year ended March 31, 2004.

Notes

1. In line with global disclosure standards, the company commenced reporting its financials on a consolidated basis since Q1 FY03.

2. Current quarter financial discussions below are on a consolidated basis as per the US GAAP.

3. Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

Key highlights

•	Revenues at Rs 20 billion as against Rs 18 billion in FY03; YoY growth of 11%.

•	Revenues outside India at Rs 12.9 billion as against Rs 11.6 billion in FY03; YoY growth of 12%; Contribution at 64% of total revenues.

•	Revenues from US and Europe together increased by 12% to Rs 8.1 billion as against Rs 7.3 billion in FY03, driven primarily by the performance of ramipril in Europe and a 14% growth in Europe generics segment.

•	During the year, we recorded one-time exceptional charges and provision amounting to Rs 385 million. This includes a provision of Rs 184 million relating to the Government of India price notification court case on norfloxacin; charge of Rs 115 million relating to the AmVaz project; charge of Rs 58 million relating to the divestment of Compact Electric Limited, which has a corresponding tax benefit; charge of Rs 28 million relating to divestment and impairment of assets.

•	Net income is at Rs 2.5 billion (12% of total revenues) as against Rs 3.4 billion (19% of total revenues) in FY03. This translates to a diluted EPS of Rs 32.32 as against Rs 44.49 in FY03.

•	Selling, General & Administration (SG&A) expenses increased by Rs 1.5 billion from Rs 5.1 billion in FY03 to Rs 6.6 billion in FY04 or 33% of total revenues. This increase is primarily on account of increase in legal & professional charges, manpower costs as well as one-time non-recurring charges and provision recorded during the year.

•	R&D investments increased by 41% to Rs 2 billion as against Rs 1.4 billion in FY03. As a % of revenues, R&D expenditure is at 10% as against 8% in FY03.

•	Company commenced clinical trials on 2 new NCEs during the year – DRF 10945 (predominantly PPAR alpha agonist) in Canada and DRF 1644(Topoisomerase I inhibitor) in India.

•	Company filed 16 Drug Master Files (DMFs) during the year. This takes the cumulative DMF filings to 56.

•	Company submitted 13 ANDAs including 8 Para IV filings, taking the total ANDAs pending at the USFDA to 35. Of these, 24 include Para IV filings.

•	In the Active Pharmaceutical Ingredients segment, revenues increased by 20% to Rs 7.6 billion as against Rs 6.3 billion in FY03. This growth was primarily driven by the growth in India and Europe. Revenues in Europe increased to Rs 1.6 billion as against Rs 466 million in FY03 driven by the sales of ramipril, which recorded sales of Rs 1.2 billion in FY03. Revenues in India increased by 21% to Rs 2.1 billion as against Rs 1.7 billion driven by volume growth in key products.

•	In the Branded Formulations segment, revenues in India increased by 10% to Rs 4.7 billion as against Rs 4.3 billion in FY03. This growth was achieved despite the brand rationalization and a lower industry growth rate of 7.3% (ORG MAT March 2004).

Audited US GAAP Financials for the year ended March 31, 2004
All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1USD = Rs 43.4

EXTRACTED FROM THE AUDITED INCOME STATEMENT

	FY04			FY03
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Total Revenues	463	20,081	100	416	18,070	100	11
Cost of revenues*	215	9,346	47	181	7,848	43	19
Gross profit	247	10,735	53	236	10,222	57	5
Selling, General & Administrative Expenses*	151	6,563	33	118	5,103	28	29
R&D Expenses	46	1,992	10	33	1,412	8	41
Amortization Expenses	9	383	2	10	419	2	-9
Forex loss/ (gains)	-7	-283	-1	2	70	0	(NC)
Total operating expenses	199	8,655	43	161	7,004	39	24

	FY04			FY03
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Operating income	48	2,080	11	74	3,218	18	-35
Equity in loss of affiliates	1	44	0	2	92	1	-52
Other expenses/(income) net *	-12	-504	-3	-16	-683	-4	-26
Income before income taxes	59	2,540	13	88	3,809	21	-33
Income tax (benefit)/expense	2	69	0	9	398	2	-83
Minority interest	0	-3	0	0	7	0	(NC)
Net income	57	2,474	12	78	3,404	19	-27
Diluted EPS	0.74	32.32		1.03	44.49

* Includes one-time exceptional charges and provision of Rs 385 million for the year ended March 31, 2004 as follows. Of this, Rs 368 million was recorded in Q4 FY04.

•	Charge of Rs 115 million relating to the AmVaz Project,

•	Provision of Rs 184 million relating to the Government of India price notification court case on norfloxacin,

•	Charge of Rs 58 million relating to the divestment of Compact Electric Limited and

•	Charge of Rs 28 million relating to divestment and impairment of assets

Segmental Analysis

Active Pharmaceutical Ingredients (APIs)

•	Revenues at Rs 7.6 billion as against Rs 6.3 billion in FY03; YoY growth of 20%

•	Revenues in India at Rs 2.1 billion as against Rs 1.7 billion in FY03. YoY growth of 21% driven primarily by the volume growth in key products of ciprofloxacin, atorvastatin, norfloxacin and losartan potassium.

•	Revenues outside India at Rs 5.5 billion as against Rs 4.6 billion in FY03; YoY growth of 20%; contribution at 72% to the segment’s revenues.

•	Europe contributed 21% of total revenues as against 7% in FY03. Revenue growth was driven by sales of ramipril, which contributed Rs 1.2 billion in revenues.

•	The Company filed 16 US DMFs during the year taking the total filings to 56.

Generics

•	Revenues in this segment at Rs 4.34 billion as against Rs 4.28 billion in FY03.

•	North America contributed 78% to the total revenues and Europe contributed 21%.

•	Fluoxetine capsules 40mg and tizanidine tablets 2 & 4 mg together contributed revenues of 2.4 billion as against Rs 2.6 billion in FY 03. This decline was primarily on account of increased competition particularly in the fourth quarter.

•	Revenues in Europe grew by 14% to Rs 930 million as against Rs 814 million in FY03. The growth was driven by a combination of new product launches and higher revenues from omeprazole capsules. Revenues from omeprazole capsules were at Rs 325 million as against Rs 283 million in FY03.

•	During the year, the Company filed 13 ANDAs, including 8 Para IVs. This takes the total ANDAs pending at the USFDA to 35, including 24 Para IV filings.

Branded Formulations - International

•	Revenues at Rs 2.8 billion, an increase of 9% over FY03. The growth was primarily driven by the performance of the CIS markets.

•	Revenues in Russia grew by 7% to Rs 1.8 billion as against Rs 1.7 billion in FY03.

Branded Formulations - India

•	Revenues at Rs 4.7 billion, an increase of 10% over FY03. This growth was achieved despite brand rationalization and lower industry growth of 7.3% (ORG MAT March 2004).

•	Omez, our brand of Omeprazole increased by 34% to Rs 624 million as against Rs 467 million in FY03.

•	New product launches contributed Rs 107 million in FY03 (2.3% of total revenues)

Other Businesses

•	Revenues from oncology & biotechnology segment declined to Rs 411 million. During the year, we launched our oncology products in Brazil. The growth in our oncology products was offset by the discontinuation of trading operations in our diagnostic division effective April 1, 2003.

•	Revenues from Custom Chemical Services increased by 65% to Rs 113 million from Rs 69 million in FY03.

	Q4			Q4
	FY04			FY03
							Growth
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Total Revenues	110	4,755	100	98	4,262	100	12
Cost of revenues*	52	2,266	48	36	1,561	37	45
Gross profit	57	2,488	52	62	2,700	63	-8
Selling, General & Administrative Expenses*	48	2,080	44	37	1,595	37	30
R&D Expenses	15	659	14	12	501	12	32
Amortization Expenses	2	94	2	2	94	2	1
Forex loss/ (gains)	-1	-46	-1	0	3	0	(NC)
Total operating expenses	64	2,788	59	51	2,192	51	27
Operating income	-7	-299	-6	12	508	12	(NC)
Equity in loss of affiliates	0	4	1	0	10	0	-62
Other expenses/(income) net*	-0.7	-32	-1	-4.1	-176	-4	-82
Income before income taxes	-6	-271	-6	16	674	16	(NC)
Income tax (benefit)/expense	-10	-430	-9	1	48	1	(NC)
Minority interest	0	-3	0	0	3	0	(NC)
Net income	4	162	3	14	623	15	-74
Diluted EPS	0.05	2.1		0.19	8.1

* Includes one-time non-recurring charges and provision of Rs 368 million for Q4 FY04 as follows.

•	Charge of Rs 115 million relating to the AmVaz Project,

•	Provision of Rs 184 million relating to the Government of India price notification court case on norfloxacin,

•	Charge of Rs 58 million relating to the divestment of Compact Electric Limited and

•	Charge of Rs 11 million relating to impairment of assets

Key Highlights

•	Revenues at Rs 4.8 billion as against Rs 4.3 billion in Q4 FY03; YoY growth of 12%.

•	Revenues in India at Rs 1.6 billion as against Rs 1.3 billion in Q4 FY03; YoY growth of 21%. This increase was driven by the performance of APIs as well as Branded Formulations segment.

•	Revenues outside India at Rs 3.2 billion as against Rs 2.9 billion in Q4 FY03; YoY growth of 7%.

•	Revenues in Europe at Rs 781 million as against Rs 458 million in Q4 FY03; YoY growth of 71%. This growth was primarily driven by bulk active ramipril, which contributed Rs 393 million to the revenues. The Company also launched generic amlodipine maleate in the UK market in the last week of March 2004, which recorded revenues of Rs 18 million.

•	Revenues in the Generics segment at Rs 840 million as against Rs 1.2 billion in Q4 FY03. Combined revenues from fluoxetine capsules 40mg and tizanidine tablets 2 & 4 mg were at Rs 349 million as against Rs 657 million in Q4 FY 03. This decline was primarily on account of increased competition.

•	Gross Margins on total revenues at 52% of total revenues. This compares with gross margins of 63% in Q4 FY03. The lower revenues in generics segment have affected the gross margins in Q4 FY04. Further, the gross margins in Q4 FY03 included a favorable impact of reclassification of certain export benefits.

•	R&D investments increased by 32% to Rs 659 million as against Rs 501 million in Q4 FY03. As a % of revenues, R&D expenditure is at 14% as against 12% in Q4 FY03.

•	Company commenced its first clinical trial program outside India on DRF 10945 (predominantly PPAR alpha agonist) in Canada.

•	Company filed 6 Drug Master Files (DMFs) and

•	Company submitted 4 ANDAs, all non-para IV filings.

General information

The following items were considered and adopted by the Board of Directors of Dr. Reddy’s Laboratories today:

•	Audited financial results for the year ended March 31, 2004 as required under Clause 41 of the listing agreement.

•	Board of Directors have recommended a Final dividend of Rs. 5 per share subject to approval of shareholders.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities

Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Investors and Financial Analysts:

Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

Media: Pratap Antony at pratapa@drreddys.com or on +91-40-55511634 or R Rammohan at rammohanr@drreddys.com or on +91-40-55511620.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: June 8, 2004	By:	/s/ V. Viswanath

(Signature)*
V. Viswanath
Company Secretary

*Print the name and title of the signing officer under his signature.